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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒        Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .]

NEWS RELEASE

Wavecom to launch share buyback program

        Issy-les-Moulineaux, France—February 12, 2003—Wavecom SA (Nasdaq: WVCM; Euronext Nouveau Marché: 7306) today announced that its Board of Directors has decided to launch a share buyback program, pursuant to a vote at the Annual General Meeting on June 17, 2002. The program will cover a maximum of 1,400,000 ordinary shares, representing 9.45% of the capital. Despite prior authorisation from the AGM, Wavecom has never before bought back its shares. The company holds no treasury stock. The purchase price is capped at €30 per share, and the shares may not be resold for less than €30 per share, excluding fees and commissions.

        By order of priority, the objectives of the program, as defined by the Board of Directors, are to:

1.
buy and sell shares, depending on market conditions,
2.
buy and sell shares to stabilize the price, trading systematically against the trend,
3.
acquire shares for use in employee stock option plans,
4.
acquire shares as currency for acquisitions or mergers,
5.
minimise the dilutive effects of any future share issues, and/or
6.
use excess cash.

        As the resolution voted at the Annual General Meeting on June 17, 2002, fixed the minimum selling price at 30 € per share, the buying and selling of shares mentioned in point 1 and point 2 above will initially be limited to the purchase of shares given the current market price.

        Commenting on the decision, Chairman Michel Alard said: "The program is a way for the Board to show its confidence in the future of Wavecom. For the longer term, the buyback comes within the scope of plans for promoting employee stock ownership. From an event-driven perspective, the shares could be used to pay for future acquisitions, in compliance with prevailing legislation."

        The term of the program is 18 months from the date of the AGM of June 17, 2002, in other words until December 16, 2003. Wavecom is not required to acquire a predefined number of shares and the program can be suspended at any time. The founders do not intend to modify their shareholdings through the buyback program.

        The Company received confirmation on February 11, 2003 that the buyback program notice had received the authorization of the French securities regulator, the Commission des Opérations de Bourse. The program notice is registered under certificate number 03-052, dated February 10, 2003.

        The program concerns only those shares listed on the Nouveau Marché of Euronext Paris, and not the American Depositary Shares quoted on the Nasdaq National Market exchange in the United States. This communication is not an inducement or an offer to buy Wavecom shares in the US market. Furthermore, the company will not repurchase shares from shareholders of record that are US residents.

About Wavecom

        Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totalled € 551.1 million in 2002. Wavecom is publicly traded on Euronext Paris (Nouveau Marché) in France and on the NASDAQ National Market exchange in the U.S.

www.wavecom.com
(The information on our website is not incorporated by reference into this document and should not be considered to be a part of this document. Our website address is included in this document as an inactive textual reference only)

For further information please contact:

Asia Ann Hung/Diana Pong Ruder Finn Asia Limited Tel. +852 2521 0800 hunga@ruderfinn.com.hk pongd@ruderfinn.com.hk	UK Kate Gordon/Daniel Baber Ruder Finn UK Tel. +44 (0)20 7462 8900 kgordon@ruderfinn.co.uk dbaber@ruderfinn.co.uk
USA (general) Patrick Hall The Townsend Agency Tel. +1 (858) 457-4888; ext. 112 phall@townsendagency.com	USA (financial) John Lovallo Ogilvy PR Tel. + 1 (212) 880 5216 john.lovallo@ogilvypr.com

This press release may contain forward-looking statements that relate to the Company's plans objectives, estimates and goals. Words such as "expects," "anticipates," "intends," "plans," "believes" and "estimates," and variations of such words and similar expressions identify such forward-looking statements. The Company's business is subject to numerous risks and uncertainties, including probable variability in the Company's quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth. These and other risks and uncertainties, which are described in more detail in the Company's most recent filings with the Securities and Exchange Commission, could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

Translated from the French

WAVECOM

A Corporation (Société Anonyme) with a registered capital of 14,810,614 euros
Registered Office: 12, Boulevard Garibaldi
92442 Issy les Moulineaux Cedex
RCS Nanterre 391 838 042

Information memorandum relating to the shares redemption program authorized by the combined Ordinary and Extraordinary Shareholders' Meeting of June 17, 2002, and by the Board of Directors' Meeting of January 28, 2003.

In application of Article L.621-8 of the Monetary and Financial Code (code monétaire et financier), on Febuary 10, 2003 the Stock Exchange Commission (Commission des Opérations de Bourse) granted visa no.03-052 to this information memorandum, in accordance with the provisions of its regulation no. 98-02 as amended by regulation 2000-06. This document was drawn up by the issuer and engages the responsibility of its signatories. The visa does not imply approval of the shares redemption program or authentication of the accounting and financial information presented.

        In application of COB (Stock Exchange Commission) regulation no. 98-02, as amended by regulation no. 2000-06, the purpose of this information memorandum is to describe the terms and objectives of the share redemption program, as well as the estimated impact on the shareholders' situation, authorized by the Ordinary Shareholders' Meeting of June 17, 2002, which the January 28, 2003 Board of Directors' Meeting decided to effectively launch.

        Wavecom shares have been listed on the Nouveau Marché since June 14, 1999 (Sicovam code 7306) and on the Nasdaq (code WVCM) in the form of ADS since June 9, 1999. Market-making contracts were signed upon listing on the stock market with BNP Paribas and Crédit Suisse First Boston and came to an end on June 14, 2002.

        The company develops and markets a range of standard modules intended for digital wireless applications. (APE1 code 742 C).

The APE code is the French professional activity code.

        Despite benefiting from the prior authorization of the Shareholders' Meeting, the company has never implemented redemption programs. The company holds no shares of its own.

I.    OBJECTIVES OF THE SHARE REDEMPTION PROGRAM

        WAVECOM's Board of Directors has set the following objectives for the share redemption program, in decreasing order of priority:

—
buy and sell shares, depending on market conditions; the portion of the program allotted for this objective is about 85%,
—
buy and sell shares to stabilize the price, trading systematically against the trend; the portion of the program allotted for this objective is about 5%,
—
acquire shares for use in employee stock option plans; the portion of the program allotted for this objective is about 5%,
—
acquire shares as currency for acquisitions or mergers; the portion of the program allotted for this objective is about 3%,

—
minimise the dilutive effects of any future share issues; the portion of the program allotted for this objective is about 1%, and/or
—
use excess cash; the portion of this program allotted for this objective is around 1%.

        As the resolution voted at the Annual General Meeting on June 17, 2002, fixed the minimum selling price at 30 € per share, the buying and selling of shares, depending on market conditions, and/or to stabilize the price, will initially be limited to the purchase of shares given the current market price.

        The portion of the program allotted for each objective is decided as of the date of this notice. In the event of subsequent modification of one or several of these allocations, the public will be informed in advance by a press release.

        In the context of this program, WAVECOM will not cancel the securities that it would come to hold. The sale of shares acquired on the market will be made for a sale price in accordance with the resolution of the meeting of June 17, 2002.

II.    LEGAL FRAMEWORK

        This program is governed by the provisions of Article L.225-209 et seq. of the Commercial Code. The June 17, 2002 Shareholders' Meeting, ruling under the quorum and majority conditions, approved the eighth resolution of the share redemption program in the terms reproduced below:

"Eighth Resolution

        Authorization for the Company's redemption and sale of its own shares

        The Shareholders' Meeting, ruling under the quorum and majority conditions required for Ordinary Shareholders' Meetings, having examined the Board of Directors' report,

        in accordance with Articles L. 225-209 et seq. of the Commercial Code,

decides to authorize the redemption by the Board of Directors of a maximum of 1,400,000 shares with a par value of one (1) euro each, notably by way of purchase and cancellation of American Depositary Shares, decides that the purchase price per share must not be in excess of thirty (30) euros, excluding costs and commissions,

decides to authorize the sale by the Board of Directors of a maximum of 1,400,000 shares with a par value of one (1) euro each acquired in the conditions authorized above,

decides that the selling price per share must not be less than thirty (30) euros, excluding costs and commissions.

        This authorization may be used, in accordance with the provisions of Article L. 225-209 of the Commercial Code, in the aim, among other things, of (i) buy and sell shares, depending on market conditions, or to stabilize the price, trading systematically against the trend, (ii) using excess cash, (iii) acquire shares for use in employee stock option plans, (iv) acquire shares as currency for acquisitions or mergers, and/or (v) minimise the dilutive effects of any future share issues.

decides that the Board of Directors may carry out the purchase, sale and transfer of the shares by any means, including by repurchasing derivatives or by repurchasing blocks of securities.

        The Board of Directors must inform the Financial Markets Council (Conseil des Marchés Financiers) each month of the share purchases, sales and transfers carried out.

        This authorization will be valid for a duration of eighteen months as from this Shareholders' Meeting."

        Upon deliberation on January 28, 2003 the Board of Directors' Meeting decided upon the implementation of this program and determined the objectives in descending order of priority, i.e.:

—
buy and sell shares, depending on market conditions,
—
buy and sell shares to stabilize the price, trading systematically against the trend,
—
acquire shares for use in employee stock option plans,
—
acquire shares as currency for acquisitions or mergers,
—
minimise the dilutive effects of any future share issues, and/or
—
use excess cash

        The program which holds over 1,400,000 shares, i.e. less than 10% of the capital, at a maximum, will be able to be realized by intervention on the market or by block purchase. The financing of this program will be insured by the company's own resources.

III.  TERMS

1.
Maximum portion of the capital to acquire and maximum amount of the funds intended for the operation

        WAVECOM shall have the option of acquiring up to 1,400,000 shares at the par value of one euro (i.e. less than 10% of the share capital at June 17, 2002). The company engages the responsibility, in application of the law, to not exceed 10% limit of the total of its own shares in direct or indirect treasury shares, or more than 10% of an established class, according to the application of Article L 225-210. Moreover, the company undertakes to maintain a sufficient float which respects the applicable thresholds such as defined by Euronext Paris S.A.

        The maximum amount of the funds intended for the implementation of this program would be €42,000,000 on the basis of the maximum price of €30.

Free reserves

        The amount of the reserves of the company, other than the legal reserve, coming to 106,327,000 as at December 31, 2001, is in excess of the amount of the redemption program according to the provisions of Article L.225-210 of the Code of Commerce. In application of the law, the amount used by the program will not be in excess of this amount until the closing of the corporate accounts of the fiscal period ending December 31, 2002.

2.
Terms of redemption

        In accordance with Article L.225-209 of the Commercial Code, the acquisition, sale or transfer of these shares may be carried out by any means including the redemption of derivative products or by redemption of share blocks. Block acquisitions or sales may involve all of the securities held in the context of the program. The company will be watchful not to increase the volatility of its security on account of the redemption of derivative products. The Board of Directors entitled to carry out these operations must inform the Financial Markets Council thereof each month.

        The purchase price per share must not be in excess of thirty (30) euros, excluding costs and commissions.

        The resale price must not be less than thirty (30) euros, excluding costs and commission.

3.
Program duration and schedule

        The validity of the program is limited to a maximum duration of 18 months as from the Shareholders' Meeting of June 17, 2002, i.e. until December 16, 2003.

4.
Characteristic of the securities concerned by the program

Nature of the redeemed securities	Ordinary shares all of the same class, registered or bearer shares, listed on the Euronext Paris Nouveau Marché
Title	Wavecom
Sicovam code	7306

5.
Program financing terms

        The acquisition of the shares will be financed by WAVECOM from its cash reserves.

        The company's net cash position (including available funds and investment securities) at June 30, 2002 came to the sum of 120,246,000€, shareholder's equity came to 136,924,000€ and financial debts to 505,000€. This information was drawn up according to the French accounting standards for consolidated accounts.

IV.  INFORMATION ENABLING AN ASSESSMENT OF THE PROGRAM'S IMPACT ON WAVECOM'S FINANCIAL SITUATION

        The calculation of the program's impact on WAVECOM's accounts has been made, for information only, on the basis of the interim consolidated accounts of June 30, 2002, using the following assumptions:

—Percentage of capital redeemed: 9.45% (i.e. 1,400,000 shares),

—Average purchase price per share: 12.55€ (during the period of January 2, 2003 to January 27, 2003, the highest market price recorded was 15.20€ and the lowest 9.09€),

—Financial costs at the rate of 2.8% (average EONIA rate of January 24, 2002),

—Corporation tax rate: 35.4%

        On these bases, the maximum theoretical impact of the share redemption program, in a full year, on the consolidated accounts, would be as follows:

	Consolidated accounts at 06/30/02	Redemption of 9.45% of the capital	Pro forma accounts after redemption of 9.45%	Effect of the redemption expressed as a percentage
Consolidated share capital in thousands of euros	136,924	(17,570)	119,354	(12.8%)
Available cash and security (in thousands of euros)	120,246	(17,570)	102,676	(14.6%)
Half-year net result (in thousands of euros)	14,112	(159)	13,953	(1.1%)
Half-year weighted average number of shares in circulation	14,872,620	(1,400,000)	13,472,620	(9.4%)
Net result/net loss per shares in euros	0.95		1.04	9.47%
Half-year weighted average number of shares in circulation, adjusted by the effect of diluting instruments	15,457,452	(1,400,000)	14,057,452	(9.1%)
Net result/net loss diluted per shares in euros	0.91		0.99	8.79%

V.    TAX SYSTEMS FOR REDEMPTIONS

1.
For the assignee

        WAVECOM's redemption of its own securities has no impact on its taxable result. However, the subsequent sale of the redeemed securities could have a negative or positive impact on its taxable result in the event that the securities are subsequently sold or transferred at a price that is different from the redemption price.

2.
For the assignor

        The redemptions realized being in accordance with Article L.222-209 of the Code of Commerce, the appreciation realized on that occasion shall be subject, for physical persons, in principle, to the regime provided for in Article 150-OA of the General Tax Code.

        The transfers realized by a moral person, required to pay tax on these companies, having a fiscal domicile in France, may be subject to the most favorable regime.

        Under reserve of applicable provisions of international conventions signed by France, non-resident shareholders whose ownership of the shares is not in fact linked to a stable establishment or fixed base in France, and who have at no moment possessed, directly or indirectly, alone or with other persons, more than 25% of the employee benefits of the company at whatever moment in the course of the last five years preceding the redemption by Wavecom of its own shares, are not taxable in France on the basis of the appreciations at the time of the redemption of their shares under the terms of the present program.

VI.  Breakdown of WAVECOM's capital at December 31, 2002

        WAVECOM's capital is divided into 14,810,614 shares with a par value of 1 euro each at December 31, 2002. There are no double voting rights. The breakdown of the capital at December 31, 2002 is, to the company's knowledge, as follows:

Shareholders	Number of shares	%	Number of voting rights	%
— Michel Alard	2,040,110	13.8	2,040,110	13.8
— Aram Hékimian	2,250,381	15.2	2,250,381	15.2
— Delphis	1,061,961	7.2	1,061,961	7.2
— Public	9,458,162	63.8	9,458,162	63.8
TOTAL	14,810,614	100	14,810,614	100

        To the company's knowledge, there are no other shareholders who directly, indirectly or jointly hold 5% or more of the capital or voting rights.

        During the 2002 fiscal year, a total of 252,248 share subscription warrants and a total of 45,028 subscription options were exercised, bringing the number of shares issued at December 31, 2002 to 15,107,890 shares with a par value of €1 per share. The recording of this increase in capital (€297,296 in capital and €756,433 in issue premium) will be ratified by the Board of Directors at its next meeting.

        On December 31, 2002, 2,176,411 share subscription warrants and 602,685 share subscription options were in circulation. If these share subscription warrants and options were fully exercised, this would result in the issue of 2,779,096 new shares representing 15.5% of the capital thus diluted, with total proceeds from issuance of around 134 million euros. Out of these 2,779,096 warrants and options in circulation, 1,146,564 warrants and options were contractually exercisable at December 31, 2002, but only 370,370 of the exercisable warrants and options had exercise prices lower than the market price of €13.50 at December 31, 2002. These 2,779,096 warrants and options in circulation have expiry dates ranging from March 15, 2005 to July 7, 2012.

        There are no other securities giving access to the capital. There is no shareholders' agreement.

VII. INTENTIONS OF PERSONS WITH SOLE OR JOINT CONTROL OF WAVECOM

        No person has sole or joint control of the company. To the Company's knowledge, the principal shareholders and managers do not intend to sell shares in relation to this share redemption program.

VIII.    RECENT EVENTS

        The company published the results of the third quarter of 2002 on October 22, 2002, a warning regarding its results on December 5, 2002, and a press release related to its 2002 revenues on January 22, 2003.

IX.  PERSON ASSUMING RESPONSIBILITY FOR THE PROSPECTUS

        To our knowledge, the data in this prospectus is a true reflection of the situation; it includes all of the information necessary for the investors and shareholders to base their judgement regarding WAVECOM's share redemption program for its shares; there is no omission likely to falsify the scope thereof.

The Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.
Date: February 12, 2003	By:	/s/ DEBORAH CHOATE
Deborah Choate Chief Financial Officer

QuickLinks

Wavecom to launch share buyback program
www.wavecom.com (The information on our website is not incorporated by reference into this document and should not be considered to be a part of this document. Our website address is included in this document as an inactive textual reference only)
WAVECOM
SIGNATURES